Mail Stop 4561

February 27, 2007

Mr. Akihisa Watai
Chief Financial Officer
Internet Initiative Japan Inc.
Jinbocho Mitsui Bldg.
1-105 Kanda Jinbo-cho
Chiyoda-ku, Tokyo 101-0051
Japan

   Re: **Internet Initiative Japan Inc.**
      Form 20-F for the fiscal year ended March 31, 2006
      File No. 0-30204

Dear Mr. Watai:

   We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the fiscal year ended March 31, 2006

Item 5. Operating and Financial Review and Prospects

F. Tabular Disclosure of Contractual Obligations, page 65

1. Please tell us why it is appropriate to exclude interest payments on your long term debt obligations from the table of contractual obligations. Please cite all the appropriate accounting literature management used as a basis for its conclusion.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

7. Leases, page F-22

2. We note from your disclosure that you have subleased a part of your office premises. Please tell us why you have excluded the disclosures required by paragraph 16.b.ii of SFAS 13, *Accounting for Leases*, as it relates to your lease and sublease agreements. Additionally, please advise us of your consideration of the applicability of FASB Technical Bulletin No. 79-15 (as amended) as it relates to whether any losses have been incurred from the underlying lease and sublease agreements.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit a response letter on EDGAR that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or me at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Kevin Woody
Branch Chief